Filed by Alcoa Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: RTI International Metals, Inc.

Commission File No.: 001-14437

The following is a transcript of an investor conference call held by Alcoa Inc. on March 9, 2015.

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EDITED TRANSCRIPT
AA—Alcoa to Acquire RTI International Metals Conference Call
EVENT DATE/TIME: MARCH 09, 2015 / 12:30PM GMT
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MARCH 09, 2015 / 12:30PM, AA - Alcoa to Acquire RTI International Metals Conference Call

CORPORATE PARTICIPANTS

Kelly Pasterick *Alcoa Inc. - Director, IR*

Klaus Kleinfeld *Alcoa Inc. - Chairman & CEO*

William Oplinger *Alcoa Inc. - EVP & CFO*

Olivier Jarrault *Alcoa Inc. - EVP & Group President, Engineered Products and Solutions*

CONFERENCE CALL PARTICIPANTS

David Gagliano *Barclays Capital - Analyst*

Tony Rizzuto *Cowen and Company - Analyst*

Sal Tharani *Goldman Sachs - Analyst*

Josh Sullivan *Sterne, Agee & Leach - Analyst*

Timna Tanners *BofA Merrill Lynch - Analyst*

Gautum Khanna *Cowen and Company - Analyst*

Brian Yu *Citigroup - Analyst*

PRESENTATION

Operator

Good day, ladies and gentlemen and welcome to Alcoa's conference call announcing the acquisition of RTI International Metals. My name is Mark and I will be your operator for today. As a reminder, today's conference is being recorded for replay purposes.

I would now like to turn the conference over to your host for today, Ms. Kelly Pasterick, Vice President of Investor Relations. Please proceed.

Kelly Pasterick - *Alcoa Inc. - Director, IR*

Thank you, Mark. Good morning and welcome to Alcoa's conference call to discuss our proposed acquisition of RTI International Metals.

Speaking this morning will be Klaus Kleinfeld, Chairman and Chief Executive Officer, and William Oplinger, Executive Vice President and Chief Financial Officer of Alcoa. Joining Klaus and Bill will be Olivier Jarrault, Executive Vice President of Alcoa and Group President of our Engineered Products and Solutions Segment. Following Klaus and Bill's prepared remarks, we will take your questions.

Before we begin today I would like to remind you that our discussion will include forward-looking statements regarding the proposed acquisition and Alcoa's plans, strategy, and expectations. These statements are subject to risks and uncertainties. You can find factors that could cause actual results to differ materially from our expectations and the projections listed in today's press release and presentation and in our most recent SEC filings.

And with that I'd like to hand it over to Klaus Kleinfeld.

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

Thank you, Kelly. I assume that everybody who is on the phone has seen the announcement that we are proposing to take over RTI and with this call we really wanted to provide some more color around it and also give you a chance to ask questions, in case you have any. So let's go to the first slide here.

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MARCH 09, 2015 / 12:30PM, AA - Alcoa to Acquire RTI International Metals Conference Call

What does the RTI acquisition bring? It strengthens the Alcoa multi-material capabilities, if you want to summit in one sentence. And if you want to break it down, expanding our value-add portfolio with 13% increase of our aerospace revenues.

Our aero exposure with this goes to 37% of the value-add revenues, and if you look at what we have done in the last year, really the last 12 months, we have basically brought this up by 7 percentage points if you also look at the Firth Rixson and the TITAL acquisition. It used to be 30%. This is a very attractive market, 5% to 6% growth rate, long-term growth rate that we see here if you look at this year.

Remember when we had the earnings call for the fourth quarter we projected 15% growth for the large commercial aircraft for this year and nine years of order backlog, so a very, very good and interesting market. That's an important one. We are expanding our value-add portfolio in a very attractive market.

Second thing is we are building out important capabilities. We are building out our capabilities on the titanium as well as in the value-add solutions, so both of those things. At the same time, we are also getting access to advanced technologies. Machining being one, but one that is also very, very foundational is Ti-Aluminide as well as additive manufacturing, so 3D printing.

The RTI revenues are -- 65% of the revenues supported by long-term contracts. That is a good thing here and I'll talk about this a little bit more, what we are going to do there.

And so the last thing is we are leveraging the Alcoa Advantage here and you will see more of that. We are applying Alcoa's technology, procurement, as well as customer advantage. We are combining the best-in-class design process and metallurgical capabilities, and we are establishing the Alcoa Operating System and a robust post-merger integration.

So before we go more into some of the details here, Bill, why don't you give an overview on the numbers of this transaction?

William Oplinger - *Alcoa Inc. - EVP & CFO*

Sure. Thanks, Klaus. So I'll just cover some of the details around the transaction itself.

As you see the transaction is a stock-for-stock transaction where we would be offering 2.8315 Alcoa shares per RTI share. That results in an equity value, equity issuance of roughly $1.3 billion, or 89 million Alcoa shares.

We would be assuming RTI debt. RTI has two tranches of convertible notes, one that converts in 2015, a second that converts in 2019. We would assume that the 2015 is likely to convert, but the 2019 will stay as debt, and, therefore, we have essentially assumed roughly $400 million of debt in the deal after the first tranche converts.

RTI has significant cash on the balance sheet, roughly $330 million, so the overall enterprise value of the deal is $1.5 billion.

From an equity perspective, it represents a $41 share price for the RTI shares, or 13.1 trailing EBITDA multiple, which is in line with some of the other transactions that have happened recently. And we expect to close within a 3- to 6-month time frame, once we have all the necessary approvals. Klaus will largely cover the strategic merits of the deal, but you can see some of the strategic merits there, as Klaus has already alluded to.

We then go to the financial benefits. A couple of important points. Significant revenue growth, $1.2 billion of revenue growth and EBITDA margins at 25% by 2019. The revenue growth, we believe, is largely backed up by contracts. Around 65% of that is secured by contracts.

$100 million of synergies in the fourth year and we would anticipate the deal to be mildly dilutive in year one, but neutral and then accretive after that in years two and three. And it does return -- of course, it returns greater than our cost of capital.

We have structured the deal so that the balance sheet will continue to be solid. We are targeting an EBITDA -- a debt-to-EBITDA range of 2.25 to 2.75 and this deal will keep us well within that range.

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MARCH 09, 2015 / 12:30PM, AA - Alcoa to Acquire RTI International Metals Conference Call

So at this point I will turn it back over to Klaus to walk through some of the strategic merits.

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

Exactly. So what does this acquisition give us? You see on this slide the offering range of RTI. Roughly revenues, this is a 2014 number, of $800 million. 45% comes from what they call the titanium segment and that's basically turning sponge into ingot, as well as then making out of this billets as well as sheet and plate.

And then the second part, which adds up to 55% of the revenue, is advanced technologies called the engineered prototype solutions segment there, but it's really advanced technologies there. It goes from machining and subassemblies to extrusion as well as has additive manufacturing in there.

80% of the revenues are in the aerospace and the defense sector, and in each one of these -- and I don't think I want to go through this -- in each one of those are some very, very cool things. The machining and subassemblies, some high-speed long-bed multi-spindle machining, some robotic precision machining of medical devices. So that falls into the non-aerospace but very exciting things, some surgical tools as well as vascular as well as urology devices.

Then when it comes to extrusion, near net shape airframe, long lens thin-wall extrusions that go into seat tracks as well as pylons. And also in oil and gas hollow tubes, drill pipes, and risers. Then on the additive manufacturing, and I'll talk about this a little bit more in the back.

Right, so let's talk about why is that an interesting market to be in. Given the changing mix in the aero platform, titanium has become the fastest-growing aerospace metal and you see here on the left-hand side what I mean with a changing mix. If you look, respectively, at the new platforms that are replacing existing platforms you do see here how the titanium mix increases on those platforms, and that is also driving the growth of titanium demand in aerospace.

We believe titanium demand is going to grow by 4.9% annually up until 2019, so this is obviously a very, very attractive market. That's one thing.

So let's go to the next slide and see what it does to Alcoa when it comes to looking at our position in this space and the RTI position. As you can see here, RTI is basically in the mid and the downstream of titanium from melting, billetizing, rolling, conversion, as well as machining and subassemblies.

You see here what can Alcoa do today and what can RTI do today. And if you look at those bubbles and add them up, you basically see we will now have a full range of titanium mid and downstream offerings coming together and it's a really nice, nice fit. I would call that a strategic portfolio, slam dunk really as I said this morning to some of the journalists that I talked to.

This would also give a nice extra benefit because it enables us to implement a fully integrated scrap loop and it really fills those things also that have been missing in the portfolio, either for Alcoa or for RTI. So it's a very, very good, nice fit.

Let me also give you bit of an overview on what we are planning to do with the business. The business today, more precisely last year, was an $800 million revenues business and it performed at 14.5% EBITDA margin. We expect it to be a $1.2 billion business revenues by 2019 at a margin of 25%.

So you see here already in this slide what we -- how we believe this is going to happen. We believe that about $200 million additional growth will come simply already through the growth of the market. I told you that titanium growth is expected to be 4.9% and the other things are going to be share gains and there are some good ideas around that.

What also is very worthy to note is that the RTI's management has been very successful over the last year to secure some long-term contracts. So even with the growth to the $1.2 billion, 65% of that $1.2 billion revenues is supported by long-term contracts, so that also gives you an idea of the relatively low risk in this plan.

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MARCH 09, 2015 / 12:30PM, AA - Alcoa to Acquire RTI International Metals Conference Call

Let's also talk about how we are going to get the profitability up. We have identified about $100 million net synergies and here is a breakdown, and you see right next to it some examples of what we believe we can bring here.

Looking at process productivity, we believe we can increase the electrode scrap density by 30% for VAR melting. We think that we can use our advanced residual stress modeling to reduce post-machining distortion and improve the yields by 10% to 15%, big levers.

On the procurement side, obviously there's a difference when you procure and you have roughly $500 million or so procurement spend compared to our $18 billion of procurement spend. You have a different negotiation position and also we, and those that follow us, have seen the very positive impact of our standardization on payment terms in terms of cash generation. So we are planning to do that here too the moment the transaction has been closed.

And then obviously on the overhead cost side, as you know, we have a very professional shared service center and we obviously are going to bring that also in here.

Let me also say -- I'm not going to go into the growth side. You see some of the examples here and I'll talk about one a little bit more.

But to also give you some idea on the synergies. The lion's share of the synergies are on the cost side and that is also, I think, giving you an idea of how conservatively planned this is. About 30% of the $100 million will come in year two or by year two and the remaining part will be 100% realized by year four.

So the last point -- one of the last points I want to make on the attractiveness of the transaction is that it gives us access to some very interesting, I would call, foundational new technologies. And those two ones that I mentioned here, Ti-Aluminide. If you haven't heard about it you will hear more about it, because it will allow us to bring Ti-Aluminide also into our investment casting and forging spaces.

And when you look at ti-aluminum low-pressure turbine blades for the cold section of the turbine, 50% lighter than nickel-based alloys. And if you combine that with some of our other technologies that we have and are applying on the [thin-etch aqueous blades], this is really our answer to some of the challenges in the space in regards to new materials. And we feel with this acquisition we are better prepared than ever.

It's already getting employed in some of the highest growth next-generation engines, the LEAP X as well as the GEn X and there are long-term agreements for the LEAP X engine in place. So very, very good and, as I said, if you haven't heard about it you will hear more about it. Very exciting.

The other thing that is equally exciting, and I'm sure that most of you have heard about 3D printing, advancement manufacturing. There is a good set of intellectual property and knowledge around multi-material 3D printing for titanium, nickel, steel as well as alloys that RTI has built up, plus acquired.

We are very happy to, with this, gain access to those operational as well as commercial expertise in the additive manufacturing for parts. We believe it will enable faster multi-material prototyping. We do it already in some of our shops, but this obviously can accelerate this. It also will allow the same thing on the tooling side, as well as on low-volume production pieces.

And it will not just be applicable to aerospace as RTI already does. It already manufactures through this pieces for aerospace as well as in the medical field, so this is very, very foundational. And best of all for our customers it reduces the speed -- and also for us, it reduces the speed to market for new parts by at least 50%. I think that we have seen that it can do even better than that.

Let's also remind ourselves how does RTI fit into our growing aerospace portfolio. This adds 13% to the aerospace portfolio, which is then, once it is closed, $5.6 billion on the 2014 numbers. And if you go through this, we now really have leading positions on the high-performance engine castings, the fastening side on the advanced aerostructures and rings as well as forgings. And with this now we are going to add in a full-service titanium mill and fabricated products.

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MARCH 09, 2015 / 12:30PM, AA - Alcoa to Acquire RTI International Metals Conference Call

Also, as this kind of depicts here, we are going to have this coming in under our what we call engineered products and solutions business. Not to be mixed up with what RTI today calls that, which is basically a major part of our value-add business. It will be managed in that group and it will stay together; run exactly in this way as it is today as a new separate business unit in our engineered products and solutions business, which makes the integration relatively easy to do.

Probably to come to a close and give you time for questions, if there are any, let me summarize. It is clearly accelerating our transformation. It's building out our value-add portfolio. Those that have been following us, I don't think that that is any news to you and also nicely ties into the things that we are doing on the upstream side. Some of you saw the announcement on Friday that we continue to also improve our competitiveness on the commodity side.

This one here expands our offerings in titanium as well as value-add solutions. It's a clear win for customers as well as shareholders and we are capitalizing on a very attractive growing end market. We are bringing what we call the Alcoa Advantages to the new business and we believe we can take the business to new heights.

So with this we are happy to take questions, if there are any.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) David Gagliano, BMO.

David Gagliano - *Barclays Capital - Analyst*

I've got a few quick ones. First of all, I just want to clarify: does the 2019 EBITDA target, does that include the synergies?

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

Yes.

William Oplinger - *Alcoa Inc. - EVP & CFO*

Yes, it does.

David Gagliano - *Barclays Capital - Analyst*

Okay, 100% of the synergies? Is that --?

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

Yes, yes.

David Gagliano - *Barclays Capital - Analyst*

Okay, okay, thanks. Just the precedent transactions that you said were used for the valuation, can you tell us what those were?

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MARCH 09, 2015 / 12:30PM, AA—Alcoa to Acquire RTI International Metals Conference Call
There were a lot. You can go through a whole list of things. We have — I am just trying to look up here — I have a list of, I would say, probably 15 or so, 15 transactions. You can go — if you go for — wherever you want to go. Go to ADI, ADI a 15 multiple; Permaswage 14 multiple; TIMET 13.9; Primus 15; Ladish 14.1; [MAKANEY], if you want to go further back, 12.9. So there’s a whole list of things.
David Gagliano—Barclays Capital—Analyst
All right, that’s helpful, thanks. And then just the capital spending needs over the next five years, can you give us a sense as to the — any significant CapEx needs?
William Oplinger—Alcoa Inc.—EVP & CFO
First year it is roughly $50 million and it ramps down from there, Dave. $30 million in the second year and then from there — I don’t have the numbers in front of me but —.
David Gagliano—Barclays Capital—Analyst
Okay, that’s fine. I just wanted to get a sense. Then my very last question: what is your EBITDA margin in your existing aerospace business as of today?
William Oplinger—Alcoa Inc.—EVP & CFO
Our EBITDA margin in the EPS segment, Dave, is 21.9%, roughly. We don’t break down the EBITDA multiple, so the — I’m sorry, the EBITDA margins by product line from there. But the EPS segment, as a whole, delivers close to 22% EBITDA margin and has grown significantly over the last five years consistently.
David Gagliano—Barclays Capital—Analyst
Right. Is the aerospace above or below that average?
Klaus Kleinfeld—Alcoa Inc.—Chairman & CEO
Okay. We are very happy about the aerospace presence, and as you know — I just ran through it — it’s a large portfolio and obviously there is differences in wherever you go. A lot of that is driven also by the great innovation capabilities that we’ve brought to the table here.
Operator
Tony Rizzuto, Cowen and Company.
Tony Rizzuto—Cowen and Company—Analyst
Very exciting this morning, a little excitement for all of us. I’ve got a couple questions here. First of all, was RTI your primary target? Did you look at other companies in the space?
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MARCH 09, 2015 / 12:30PM, AA—Alcoa to Acquire RTI International Metals Conference Call
Let me say it this way, RTI is, as I just went through, a very, very attractive addition to our portfolio. It brings us a lot of things. Brings us growth in the value add; growth in an area — aerospace — that is one of the most attractive markets that we are catering to. Brings us the titanium capabilities.
It completes the mid and downstream titanium capabilities, so we add something to it. And on top of it, has some advanced technologies that have a reach just beyond the — and we believe that we can bring some of our capabilities to RTI and add to it. And, therefore, we feel very, very comfortable in saying $1.2 billion revenues in 2019 with 25%. So that’s how we look at it.
Tony Rizzuto—Cowen and Company—Analyst
Okay. And just a question about sponge supply and scrap. In your presentation you made comments about the scrap and synergies there and a lot of the [do loop] system, internally generated scrap. You’ve got an agreement with VSMPO, I believe, and I’m just wondering, could you help us understand the supply of titanium to your system? And I believe RTI also has agreements in place with the Japanese. Wonder if you can talk about all of this, the raw materials a little bit?
Klaus Kleinfeld—Alcoa Inc.—Chairman & CEO
Yes, that is correct, but let me be precise what is correct. What is correct is that RTI has long-term contracts with two Japanese supply — sponge suppliers, Tuho and Osaka, I think. And you are also correct — and that, by the way, this allows us — we also buy some sponge — that is one of the areas where I think we have some synergies on the procurement side.
You also mentioned what I already said that we can now close the scrap loop. And basically, because we have more capacity now also on the re-melt side, bring it back. We have — there is more re-melt capacity, that’s the second thing.
And the third thing is we VSMPO. We have, and will continue to have, the cooperation with VSMPO, specifically in Russia and using the large 75,000 ton press that is in Samara. We are in the process of qualifying that for titanium. You may remember they have a similar 75,000 ton press that was use entirely for titanium and that is basically capacitized.
Ours has been used in the past only for aluminum and, therefore, we needed to make some adjustments, mainly on the furnaces. Add some furnaces to it, which we are in the process of doing. There is nothing that is going to change on that end.
Tony Rizzuto—Cowen and Company—Analyst
Okay. All right, great. Thank you very much. That is all my questions right now.
Operator
Sal Tharani, Goldman Sachs.
Sal Tharani—Goldman Sachs—Analyst
Couple of things. Do you at the moment buy any titanium from RTI and would you be able to replace some of the titanium you buy from others with internal sourcing from RTI? Would that be part of synergy?
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MARCH 09, 2015 / 12:30PM, AA - Alcoa to Acquire RTI International Metals Conference Call

Olivier Jarrault - *Alcoa Inc. - EVP & Group President, Engineered Products and Solutions*

Good morning, Sal; Olivier. Yes, we do. We do buy titanium billets from RTI today, especially one of the examples would be ore around the forgings of in our Cleveland plant. And we do also indirectly, for a faster business, get some RTI titanium ingot transforming to bars and wires.

But to your point, definitely one of the major drivers of our synergies would be to, as you pointed out, to maximize our new internal metal supply by moving from legacy Alcoa current suppliers and consolidate, as well as using more and more, as you very well know, more and more of the already existing RTIs scrap and processing capabilities. So you see we are going and it's a measured driver of our synergies as we move on with the acquisition.

Sal Tharani - *Goldman Sachs - Analyst*

Great. I also wanted to talk about the margin. 25% margin on $1.2 billion comes to about $300 million EBITDA. If I take the synergy out, it is only -- you are talking about 16.7% margin from the 14.5% now, do you think you are being conservative or is this --? If I look at just the run rates without the synergy of the RTI company itself.

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

Well, you have to see that the lion's share, as I said, of the synergies are on the cost side but there's also something on the revenue side, don't forget. $200 million comes through share gains and the share gains is something that we also have to manage.

You know, Sal, better than most that our planning usually is a planning that, when we say something, we do it or overachieve it. On this end I think -- if you look at the Company and look at the transaction and the deal, to bring an asset from $800 million today up to $1.2 billion and at the same time go from profitability of 14.5% to 25%, the magic can only happen -- whether you call it synergies or not, it is something that Alcoa brings to the table and has to be done.

You can put a lot on paper, but there's a whole host of actions behind it to get it there, so I think that getting it to that level is already a very, very good, very good achievement.

Sal Tharani - *Goldman Sachs - Analyst*

Thank you very much.

Operator

Josh Sullivan, Sterne.

Josh Sullivan - *Sterne, Agee & Leach - Analyst*

Congratulations on the acquisition this morning. So RTI's Advanced Technology segment is potentially taking you into some new areas -- subassemblies, kitting, etc. As you continue to build out your aerospace exposure, do you see this fabrication aerostructures market as an area where you are going to put some focus on?

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

Look, this is obviously very attractive for us, because that is stuff that we don't have on the titanium side, and we do believe that there are opportunities also for us in there. Then don't forget, in that segment are also those two things that I called foundational technologies, Ti-Aluminide as well as 3D

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MARCH 09, 2015 / 12:30PM, AA - Alcoa to Acquire RTI International Metals Conference Call

printing. Those things are technologies that will span way above the RTI application and we can directly apply some of that on the jet engine side, on the blade side, and also use some of it on the forgings as well as the extrusion side.

Josh Sullivan - *Sterne, Agee & Leach - Analyst*

Okay, thanks. Then just I know you talked about the integrated scrap loop. Is there any way you can quantify what your revert use on titanium was before RTI and what it might be afterwards?

William Oplinger - *Alcoa Inc. - EVP & CFO*

Say that again?

Josh Sullivan - *Sterne, Agee & Leach - Analyst*

Just trying to understand what your revert usage on titanium is before the RTI acquisition and then what it is going to look like after the RTI acquisition.

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

Okay. I don't think that we want to provide any numbers on that, but as Olivier just described, there is a detailed plan in place on how we can leverage the capabilities to close the scrap loop and generate value out of this.

Josh Sullivan - *Sterne, Agee & Leach - Analyst*

Okay, thank you.

Operator

Timna Tanners, Bank of America.

Timna Tanners - *BofA Merrill Lynch - Analyst*

RTI traditionally had a decent amount of defense exposure as well, so I just wondered if that was part of the strategy. Or is it not that material? I thought it was 20%, 25%.

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

Well, the defense -- also a lot on the defense side is in aerospace defense. And you know that we also have quite a substantial defense business there. So that's a fine business to continue and has some of the same challenges, so to say, that are on the light-weighting side and the strength side that you see in other aerospace applications.

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MARCH 09, 2015 / 12:30PM, AA - Alcoa to Acquire RTI International Metals Conference Call

Timna Tanners - *BofA Merrill Lynch - Analyst*

Okay. I just thought it would be interesting to get your views on the whole debate over aluminum versus composite/titanium after the recent SpeedNews conference hearing that maybe composite is losing a little bit of favor. So given that you are maybe hedging your bets by being involved in both, how do you see the market developing for these competing technologies or metal opportunities going forward?

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

Well, Timna, we have seen in this that the view of the aircraft makers I think has changed in light of them gaining more experience with the material. And, frankly, when you saw three years ago that Boeing and Airbus both had to decide what to do with their workhorse planes, the 737 and the A320, they decided to put them -- put the new versions also out as full aluminum planes.

But when you look deeper under the hood and look what aluminum alloys are this that are put on it, you will also see that the decision has strongly been influenced by the continued innovation on the aluminum side. Just to remind you, we have not been standing still. One of the investments that we have made is to build out our aluminum lithium new-generation alloys and they have been really successful making it into the marketplace, so that plays a major role.

Second role -- I think the second thing that people are seeing now more realistically, when you look at -- when we look at aluminum lithium applications, we know that we can have aluminum lithium structures, structural solutions that are 10% lighter than the composites, the respective composite solutions there. At the same time I think that there are applications where composites can make sense and that also is not bad for Alcoa, because we have structured our portfolio in such a way that we also have quite a bit of offerings when it comes to composite solutions.

Just think about the fastener portfolio. When you go to multi-material solutions you, frankly, have the issue of -- on airplanes particularly, you have the issue of dealing with material -- different materials that behave differently under different pressure conditions as well as different temperature conditions. So that, therefore, requires very, very sophisticated ways how to keep these things together and not make them crack.

And when you look at one of the major disadvantages in aerospace for composites being the non-conductivity, one of the big issues was the lightning strike, how to deal with lightning strike, because on average a plane gets hits once a year by lightning strike, commercial plane once a year by lightning strike. And where we came out with a fastener that allows lightning strike to basically be guided through there, those are fantastic, fantastic innovations.

At the same time, we do believe that there are some applications where composites will find good meaning. And that's also something where here the RTI acquisition is helping and at the same time also offering us some organic growth opportunities. You have seen probably -- we recently announced that we are building what we call a stretcher [for] Davenport and what that stretcher will be used for is thick plate, to make thick plate.

And the thick plate very strongly be used to make ribs and the ribs will be used particularly when it comes to composite wings. Composite wings, because composite wings will a need structural element that gives its strength. Those can be made out of aluminum, aluminum lithium, or also titanium.

So it's really a very, very nice way to complete the range on the structural side here with this acquisition and with the organic investments that we've made, Timna.

Timna Tanners - *BofA Merrill Lynch - Analyst*

Okay, so rising tide in aerospace can lift the aluminum and the titanium boats, it sounds like?

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MARCH 09, 2015 / 12:30PM, AA - Alcoa to Acquire RTI International Metals Conference Call

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

Absolutely, absolutely. Obviously you never can stand still. You always have to innovate and RTI has done that. We have done that and I think together we can do it even in a better way.

Timna Tanners - *BofA Merrill Lynch - Analyst*

Okay, thank you.

Operator

Gautum Khanna, Cowen.

Gautum Khanna - *Cowen and Company - Analyst*

Congratulations. So I have two questions. First, I was wondering; RTI historically has not made a lot of what you would call rotating-quality titanium mill products and I just wondered if you could comment on that. Does that limit -- is one of the opportunities in this deal to enhance that capability that RTI has so that they can feed your internal needs for some of your downstream product destined for engine applications? And then I have a follow-up.

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

As I said, there are some direct applications, for instance, on Ti-Aluminide for blades, particularly for blades going into low-pressure turbine parts. So this is one example. Obviously, when you go to what equipment we have that RTI does not have, you have to look at not only investment casting but also at the extrusion side, as well as at some of the forgings equipment that we uniquely have and that we can bring to the table. So we will absolutely look at all opportunities there.

I agree with you there are probably some more that we haven't yet even addressed in this direct $100 million synergies.

Gautum Khanna - *Cowen and Company - Analyst*

Okay. And maybe two questions beyond that. One, I was wondering was this actually a formal auction process. And, secondly, is there any desire, now that you will soon have RTI, to get captive sponge capability? Or is that something you don't think you actually need?

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

Okay. Well, since RTI is a public company, we can only point to the background of the merger section that will be included in their proxy statement when it becomes available. On the -- whether it was an auction or not, they have to comment on that.

Gautum Khanna - *Cowen and Company - Analyst*

Okay. And sponge, do you think you need sponge captively or --? And if not, why not?

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MARCH 09, 2015 / 12:30PM, AA - Alcoa to Acquire RTI International Metals Conference Call

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

No, we don't think that we need sponge captively. We actually see that the sponge market is an oversupply and I think I said before that there are contracts that RTI has in place from two Japanese makers there, so we don't see any need to have sponge capability.

That would only be interesting if one could get sponge -- in the end, it's a commodity market the more you go upstream. And like with the same logic that we run our commodity business, you really then have to look at can you get a sponge source that is very, very low cost. If you can get your hands around a sponge source that is very, very low-cost, that is attractive, but in general, we are not worried about sponge supply or some shortage.

And that same holds true, by the way, if you go one level further up and look at the elements that are needed, the two elements that are alternatively needed to make titanium sponge, same thing, fortunately, holds true on that end also.

Gautum Khanna - *Cowen and Company - Analyst*

Okay, thanks a lot and congratulations.

Operator

Brian Yu, Citi.

Brian Yu - *Citigroup - Analyst*

I'm not sure if I missed this earlier, but the $400 million in revenue growth that you are expecting, do you have that breakdown by their titanium business versus the advanced technologies?

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

No, you didn't miss that. We haven't broken that down.

Brian Yu - *Citigroup - Analyst*

Okay. Is that something you could provide?

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

Could we? Do we? Can we? (multiple speakers)

William Oplinger - *Alcoa Inc. - EVP & CFO*

Brian, we weren't planning on providing it at that level of detail. What you can see is that where it is coming from, either market or share gains, and as Klaus alluded to earlier, fairly sizable share gains, that it will be driven in the aerospace and defense market (multiple speakers).

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MARCH 09, 2015 / 12:30PM, AA - Alcoa to Acquire RTI International Metals Conference Call

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

You see some examples on the slide there. That's why we put them there. So you can make up your mind already -- I'm just trying to look at the slide here -- and you can get a good feel where the major part of it is coming from.

All right, any other questions, Brian.

Brian Yu - *Citigroup - Analyst*

No, that was it. Thanks.

Operator

Thank you, that's all the time we have. I would now like to turn the call over to Klaus Kleinfeld for closing remarks.

Klaus Kleinfeld - *Alcoa Inc. - Chairman & CEO*

Okay. Well, thank you very much for taking the time with us this morning. I hope you are as excited as we are and our customers are.

Funny enough, I will share a story with you. I won't share who it was. We informed our customers this morning, but sometimes we are not fast enough. At 7:00 our press release went out and three minutes after that we received already some very nice emails from some of our customers congratulating us.

That is, I think, what is very rare, even at a moment like this, so this is a great thing. I think it's a great, great, great. Great for Alcoa, great for RTI, great for our customers, great for our shareholders. Continues to strengthen our value-add.

And also, for those that are concerned, we will not lose sight on continuing to bring our commodity business in a very, very good shape. You saw the announcement that we made on Friday, 500,000 tons of smelting capacity under review in the next 12 months and 2.8 million of refining capacity.

As I said, we have two engines of profit. One is the commodity business, which we will get into real good competitive shape, and the same thing is the second engine of profit, which is here our value-add business, and this transaction has helped. But do not forget, there's a lot of other exciting things going on; not just in the aerospace, but also in the automotive, as well as on the commercial transportation as well as in the building and construction.

We are blessed that we are in many of those growth markets and that we are not standing still and inventing things and bringing things out there. Organically growing as well as using opportunities like this.

Stay tuned. Our next call is coming up anyway at the end of the quarter. Talk to you all. Bye.

Operator

Thank you for your participation in today's conference. This concludes the presentation. You may now disconnect. Have a good day.

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MARCH 09, 2015 / 12:30PM, AA—Alcoa to Acquire RTI International Metals Conference Call
In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.
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Forward-Looking Statements

Certain statements in this report, including statements regarding the proposed acquisition of RTI by Alcoa, the expected timing, closing and benefits of the transaction, the expected synergies, the expected contribution of RTI to Alcoa’s revenues and profitability, the expected acceleration of Alcoa’s portfolio transformation, the expected size, scope and growth of the combined company’s operations and the markets in which it will operate, including the aerospace market, the anticipated issuance of Alcoa common stock in exchange for RTI stock in the transaction, as well as Alcoa’s plans, objectives, strategy, and intentions, may contain words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “outlook,” “plans,” “projects,” “seeks,” “sees,” “should,” “targets,” “will,” or other words of similar meaning that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Alcoa’s current expectations, estimates, forecasts and projections about the proposed transaction and the operating environment, economies and markets in which Alcoa and RTI operate. In making these statements, Alcoa has made assumptions with respect to: the ability of Alcoa and RTI to achieve expected synergies and the timing of same; the ability of Alcoa and RTI to predict and adapt to changing customer requirements, demand, and preferences; future capital expenditures, including the amount and nature thereof; trends and developments in the aerospace, metals engineering (including aluminum and titanium), advanced manufacturing, and other sectors of the economy that are related to these sectors; business strategy and outlook; expansion and growth of business and operations; credit risks; future results being similar to historical results; expectations related to future general economic and market conditions; and other matters, many of which are beyond Alcoa’s control. Alcoa’s beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change and may prove to be inaccurate. Actual results or events could differ materially from those contemplated in forward-looking statements as a result of numerous risks and uncertainties, including: (a) the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on Alcoa’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; (b) the effect of an increased number of Alcoa shares outstanding as a result of the proposed transaction; (c) the possibility that certain assumptions with respect to RTI or the proposed transaction could prove to be inaccurate; (d) failure to receive the required votes of RTI’s shareholders to approve the transaction; (e) failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals of the proposed transaction, or the failure to satisfy the other closing conditions to the proposed transaction; (f) the potential failure to retain key employees of Alcoa or RTI as a result of the proposed transaction or during integration of the businesses; (g) potential sales of Alcoa common stock issued in the acquisition; (h) the potential loss of customers, suppliers, and other business relationships of Alcoa or RTI as a result of the transaction; (i) consequences of investigations by governmental agencies or regulatory authorities; (j) the failure to capitalize on anticipated growth in the commercial aerospace market; and (k) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2014, and other reports filed with the Securities and Exchange Commission. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Market projections are subject to the risks discussed above and other risks in the market. Nothing on Alcoa’s website is included or incorporated by reference herein.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between Alcoa and RTI will be submitted to the shareholders of RTI for their consideration. Alcoa will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of RTI that also constitutes a prospectus of Alcoa. RTI will provide the proxy statement/prospectus to its shareholders. Alcoa and RTI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Alcoa or RTI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF RTI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from both Alcoa’s website (www.alcoa.com) and RTI’s website (www.rtiintl.com).

Participants in the Solicitation

Alcoa, RTI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from RTI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RTI shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Alcoa’s executive officers and directors in its definitive proxy statement filed with the SEC on March 18, 2014 and in its Annual Report on Form 10-K filed with the SEC on February 19, 2015. You can find information about RTI’s executive officers and directors in its definitive proxy statement filed with the SEC on March 28, 2014 and in its Annual Report on Form 10-K filed with the SEC on February 26, 2015. Additional information about Alcoa’s executive officers and directors and RTI’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Alcoa and RTI as described in the preceding paragraph.